Exhibit 99.2

FORM OF PROXY CARD FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF ORIGIN AGRITECH LIMITED (THE “COMPANY”) TO BE HELD ON SEPTEMBER 17, 2010

I/We________________being a member of the Company with ____________ shares HEREBY APPOINT___________________________________ of __________________ or failing him___________________________________ of __________________________________________________ to be my/our proxy to attend and act on my/our behalf at the annual general meeting of shareholders to be held on September 17, 2010 or any adjournment or postponement thereof.

Signed this______________ day of ____, 2010

Shareholder Name:_______________

Signature_______________________

This proxy card should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.